UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.  )1

JAVELIN Mortgage Investment Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

47200B 10 4
(CUSIP Number)

KENNETH NADEL
WOLVERINE ASSET MANAGEMENT, LLC
175 W. JACKSON BLVD., SUITE 340
CHICAGO, ILLINOIS 60604
(312) 884-4400

ANDREW FREEDMAN, ESQ.
STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

____________________
1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 605,017
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 605,017
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 605,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE HOLDINGS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 611,545*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 611,545*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,545*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON HC

*	Includes (i) 5,800 shares of common stock receivable upon exercise of options issued by the Issuer and (ii) 728 shares of common stock of the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON WOLVERINE TRADING PARTNERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 611,545*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 611,545*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,545*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON CO/HC

*	Includes (i) 5,800 shares of common stock receivable upon exercise of options issued by the Issuer and (ii) 728 shares of common stock of the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON CHRISTOPHER L. GUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 611,545*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 611,545*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,545*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON IN/HC

*	Includes (i) 5,800 shares of common stock receivable upon exercise of options issued by the Issuer and (ii) 728 shares of common stock of the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON ROBERT R. BELLICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 611,545*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 611,545*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 611,545*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON IN/HC

*	Includes (i) 5,800 shares of common stock receivable upon exercise of options issued by the Issuer and (ii) 728 shares of common stock of the Issuer.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON STEVE JOUNG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

*
Consists of shares held directly by Archon Capital LLC, an affiliate of Mr. Joung. Mr. Joung may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Joung may be deemed to beneficially own such shares.

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON ERIC W. MUEHLHAUSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON OLOF S. NELSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON NORMAN J. RICE, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON DONALD J. TRINGALI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

1	NAME OF REPORTING PERSON JOHN D. ZIEGELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 --
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47200B 10 4

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3001 Ocean Drive, Suite 201, Vero Beach, Florida  32963.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Wolverine Asset Management, LLC, an Illinois limited liability company (“WAM”), as the investment manager of Wolverine Flagship Fund Trading Limited (“Flagship”);

(ii)	Wolverine Holdings, L.P., an Illinois limited partnership (“WH”), as the sole member and manager of WAM, and the sole member and manager of Wolverine Trading, LLC (“WT”);

(iii)	Wolverine Trading Partners, Inc., an Illinois corporation (“WTP”), as the sole general partner of WH;

(iv)	Christopher L. Gust, as a control shareholder of WTP;

(v)	Robert R. Bellick, as a control shareholder of WTP;

(vi)	Steve Joung, as a nominee for the Board;

(vii)	Eric W. Muehlhauser, as a nominee for the Board;

(viii)	Olof S. Nelson, as a nominee for the Board;

(ix)	Norman J. Rice, III, as a nominee for the Board;

(x)	Donald J. Tringali, as a nominee for the Board; and

(xi)	John D. Ziegelman, as a nominee for the Board;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 47200B 10 4

(b)           The address of the principal office of each of WAM, and Messrs. Gust, Muehlhauser and Ziegelman is 175 W. Jackson Blvd., Suite 340, Chicago, Illinois 60604. The principal business address of each of WH, WTP and Mr. Bellick is 175 W. Jackson Blvd., Suite 200, Chicago, Illinois 60604. The principal business address of Mr. Joung is 640 North LaSalle Drive, Suite 638, Chicago, Illinois 60654. The principal business address of Mr. Nelson is C/O CMG, 98 East Avenue, Norwalk, Connecticut 06851. The principal business address of Mr. Rice is One Middle Street, Suite 4, Portsmouth, New Hampshire 03801.  The principal business address of Mr. Tringali is 1551 E Paseo Pavon, Tucson, Arizona 85718.

(c)           The principal business of WAM is serving as the investment manager of affiliated private investment funds. The principal business of WH is serving as the sole member and manager of WAM. The principal business of WTP is serving as the sole general partner of WH. The principal occupation of each of Messrs. Bellick and Gust is serving as the controlling shareholders of WTP. The principal occupation of Mr. Joung is serving as the Chief Executive Officer of Pangea Properties REIT and Pangea Equity Partners, which own and operate over 11,000 apartments throughout Chicago, Indianapolis and Baltimore. The principal occupation of Mr. Muehlhauser is serving as a portfolio manager for WAM. The principal occupation of Mr. Nelson is serving as the Chief Executive Officer of Consolidated Management Group, Inc., a full-service property management company. The principal occupation of Mr. Rice is serving as Managing Partner of New Castle Capital Group, LLC, a private equity firm specializing in divestiture, management buyout and exit opportunities. The principal occupation of Mr. Tringali is serving as the Chief Executive Officer of Augusta Advisory Group, a boutique financial and business advisory firm. The principal occupation of Mr. Ziegelman is serving as a portfolio manager for WAM.

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows. WAM is subject to an SEC administrative order dated October 8, 2015, File No. 3-16890. Without admitting or denying the findings in the Order that WAM violated Section 204A of the Investment Advisers Act of 1940, WAM has agreed to cease and desist from committing or causing any future violations of such provision, disgorge profits of approximately $365,000 and pay prejudgment interest of approximately $39,000, and pay a civil penalty of $375,000. No fines or disgorgements have been paid by WAM’s advisory clients and WAM and its affiliates took prompt steps to enhance policies and procedures relating to information barriers. The Order did not include any finding that (i) the trading itself by WAM was improper, (ii) any individuals at WAM committed any violations of the federal securities laws, or (iii) there was any harm to any WAM investor.

(f)           Each of Messrs. Bellick, Gust, Joung, Muehlhauser, Ziegelman, Nelson, Rice, and Tringali is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased for the accounts of each of Flagship and WT were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The Shares reported herein for WAM, sole member and manager, were purchased for the account of Flagship, a private investment fund managed by WAM. A total of approximately $6,317,060 was paid for the 605,017 Shares, excluding brokerage commissions. The Shares reported herein for WH, sole member and manager, were purchased for the account of WT, an options and ETF market maker.  A total of approximately $4,499 was paid for the 728 Shares, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 4,400 Shares beneficially owned by WT, as further described in Item 6 below, is approximately $440, excluding brokerage commissions. The aggregate purchase price of certain put options exercisable into 1,400 Shares beneficially owned by WT, as further described in Item 6 below, is approximately $662, excluding brokerage commissions.

CUSIP NO. 47200B 10 4

The Shares purchased by Mr. Joung were purchased by an affiliate using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market with personal funds, except as otherwise noted in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,500 Shares beneficially owned by Mr. Joung is approximately $15,350, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

During the past seven months, including over the past week, the Reporting Persons have engaged in a dialogue with the Issuer’s management and Board of Directors (the “Board”) regarding the Reporting Persons’ serious concerns with the Issuer and activities the Issuer should be taking to enhance shareholder value. Specifically, the Reporting Persons have expressed their view that management cannot deliver value based on the foregoing: (i) a consistent record of underperformance, (ii) a fee structure that is in direct conflict with shareholder interests, and (iii) conflicts of interest within management and the current Board.  The Reporting Persons were pleased to see the Issuer’s announcement on December 14, 2015 that the Board has increased the Issuer’s buy-back authority to 2,000,000 Shares and has agreed to implement certain expense reduction measures. The Reporting Persons note that the deadline under the Issuer’s Bylaws for shareholders of the Issuer to submit nominations of director candidates for election to the Board at the Issuer’s 2016 Annual Meeting is December 15, 2015 (the “Nomination Deadline”).  On December 14, 2015, the Reporting Persons discussed with the Issuer the benefits of extending the Nomination Deadline so that the parties could continue their constructive dialogue in furtherance of reaching a positive outcome that would be in everyone’s best interests.   The Board declined to extend the Nomination Deadline.

In order to preserve its rights to seek to reconstitute the Issuer’s Board at the 2016 Annual Meeting, Flagship will be delivering a letter on December 15, 2015 (the “Nomination and Stockholder Proposal Letter”) to the Issuer nominating a slate of six (6) highly qualified director candidates, whom include Steve Joung, Eric W. Muehlhauser, Olof S. Nelson, Norman J. Rice, III, Donald J. Tringali, and John D. Ziegelman, (collectively, the “Nominees”), for election to the Board at the Issuer’s 2016 Annual Meeting. The Reporting Persons have informed the Board that they are willing to continue their discussions in furtherance of reaching a mutually agreeable resolution. The Reporting Persons intend to closely monitor the situation at the Issuer, including the Issuer’s activities in connection with the expanded share repurchase program and the market’s response thereto.

Flagship’s highly-qualified nominees include:

Steve Joung has served as the Chief Executive Officer of Pangea Properties REIT and Pangea Equity Partners, both of which Mr. Joung co-founded, which own and operate over 11,000 apartments throughout Chicago, Indianapolis and Baltimore, since February 2009. From February 2005 to February 2009, Mr. Joung served as Chief Operating Officer at Chicago-based technology start-up, Enova Financial, until its eventual sale to Cash America International (NYSE: CSH) in 2008. Prior to his start-up career, Mr. Joung graduated from the Financial Management Program at GE Capital Commercial Finance in January 2005. Since January 2014, he has served on the Board of Avant Credit Corp (Avant.com), an online marketplace lending platform. Since April 2014, Mr. Joung has served on the Board of the Chicagoland Apartment Association, a professional trade association that represents owners and operators of rental housing in the metropolitan Chicago market. Since March 2014, Mr. Joung has been a member of the Chicago Chapter of YPO, a global network of young chief executives. Mr. Joung received his Bachelor of Science in Finance from the University of Illinois at Urbana-Champaign. The Nominating Stockholder believes Mr. Joung’s executive experience leading REITs qualifies him to serve on the Board.

CUSIP NO. 47200B 10 4

Eric W. Muehlhauser has served as a portfolio manager for Wolverine Asset Management LLC since April 2013, responsible for investments in mortgage-backed securities (“MBS”) and mortgage REITs (“MREITs”). From May 2010 to March 2013, Mr. Muehlhauser served as a portfolio manager for Fort Sheridan Advisors LLC, an employee owned hedge fund sponsor, where he managed opportunistic MBS funds. From January 2010 to May 2010, he worked in Institutional Sales for ICP Securities LLC, a structured products brokerage. From February 2006 to May 2009, he served as a portfolio manager of a $7 billion MBS portfolio at Deerfield Capital Management LLC, an investment advisor that managed CDOs, hedge funds and a publicly traded MREIT. From August 2003 to February 2006, he served as an MBS & whole loan trader for Goldman, Sachs & Co., a leading global investment banking, securities and investment management firm. Previously, Mr. Muehlhauser served as an officer in the United States Navy. Mr. Muehlhauser received his BS in Mathematics from the Massachusetts Institute of Technology and his MBA from the University of Chicago. The Nominating Stockholder believes that Mr. Muehlhauser’s extensive experience with MREITs and MBS will make him a valuable addition to the Board.

Olof S. Nelson has served as the Chief Executive Officer and as a director of Consolidated Management Group, Inc. a full-service property management company since January 2006. From 2004 to 2008 Mr. Nelson served as Managing Partner of Deermeadow Capital, LLC, which focuses on investments in the real estate and water-related industries. From 2004 to 2005 he was a Senior Advisor to Richard C. Breeden & Co. which provides financial advisory, corporate governance and regulatory consulting services. From February 2002 to April 2004, he was a Managing Director and Senior Marketing Advisor to The Citigroup Private Bank. Mr. Nelson was President of Bankers Trust Company Connecticut, Ltd. (BTCC) from January 1997 through January 2002. Prior to BTCC he was the founding Chairman and CEO of Consolidated Hydro, Inc., an independent owner/operator of hydroelectric power plants in North America from 1980 to 1996. Mr. Nelson served on the Board of Directors of Sunterra Corporation, previously one of the largest global vacation ownership companies from 2004 to 2007. From 2000 to 2002, Mr. Nelson served on the Board of Equivest Finance, Inc. Mr. Nelson graduated as 1st Lieutenant from The Royal Swedish Naval Academy and received his Master of Political Science from the University of Stockholm. The Nominating Stockholder believes that Mr. Nelson’s experience as an executive officer coupled with his management, sales, business development and asset management experience would make him a valuable addition to the Board.

Norman J. Rice, III, is the Executive Vice President of Corporate Development and Global Marketing since May, 2015. Previously, Mr. Rice was the SVP of Corporate Development since January, 2015. Prior to joining Extreme Networks, Mr. Rice was the Managing Partner of New Castle Capital LLC, a private equity firm specializing in divestiture, management buyout and exit opportunities for organizations in the middle market since July 2010. From June 2005 until March 2009, Mr. Rice was the Vice President of the Communications, Media and Entertainment (CME) Vertical Business Unit of CA, Inc. (n/k/a CA Technologies, Inc.) (NASDAQ: CA), an independent enterprise information technology management software and solutions company. From March 2005 until June 2005, Mr. Rice served as Vice President of Business Development of the Aprisma Management Technologies Business Unit of Concord Communications, Inc., a provider of network service management software solutions, until its acquisition by CA, Inc. in June 2005. Prior to that, Mr. Rice was the Vice President of Business and Corporate Development at Aprisma, from January 2002 until its acquisition by Concord in February 2005. From May 2000 until October 2001, Mr. Rice was the Director of Software Solutions and Business Development of HoustonStreet Exchange, Inc., a subsidiary of BayCorp Holdings, Ltd. (AMEX: MWH). Mr. Rice also served in technology consulting and business development roles in the United States and Europe for MicroStrategy, Inc. (NASDAQ: MSTR), from March 1999 to May 2000. Currently, Mr Rice serves as a Director for DSP Group (NASDAQ: DSPG) since June 2012 where he serves on the Governance and Audit committees. In addition, Mr. Rice served as an Advisory Board Member of vKernel (n/k/a Quest Software), a then leading provider of performance and capacity management software that ensures vm performance of VMware, Hyper-V and Red Hat environments from June 2009 to January 2011. Mr. Rice has also served on the Board of Directors of Nitro Security Inc. (n/k/a McAfee, Inc.), a then leading provider of security information and event management (SIEM) solutions that provides complete visibility and situational awareness to protect critical information and infrastructure, from July 2007 to September 2008. Mr. Rice has worked for leading private investment firms that focus on enhancing stockholder value for technology related businesses, including as a manager in a Gores Technology Group business from September 2002 until March 2005, as a consultant for The Gores Group, LLC from June 2006 until May 2007 and as a consultant to Marlin Equity Partners, LLC from May 2007 to April 2008. Mr. Rice holds Master’s degrees in Engineering and Management from Dartmouth College and a Bachelor of Science from the University of Michigan. The Nominating Stockholder believes that Mr. Rice’s extensive experience as a strategic leader with a unique combination of operational and financial expertise would make him a valuable addition to the Board.

CUSIP NO. 47200B 10 4

Donald J. Tringali has served as the Chief Executive Officer of Augusta Advisory Group, a boutique financial and business advisory firm since March 2001. From June 1996 to March 2001, he served as Executive Vice President of Telemundo, an American Spanish-language broadcast television network. Since October 2006, Mr. Tringali has served as a Director for Caribbean Broadcasting Company, a privately-held company that provides US network television programming to Puerto Rico and other Caribbean media markets. Since 2012, Mr. Tringali has served as a Director for Paragon Space Development Corporation, a privately-held company that provides specialized engineering, manufacturing, and testing services to government and non-government clients. From May 2010 to December 2013, Mr. Tringali served as the Chairman of the Board of Directors of National Technical Systems, Inc., a leading testing and engineering services firm. While at National Technical Systems, Inc., Mr. Tringali also served as Vice Chairman from June 2006 to May 2010, and as a director from June 1999. From August 2012 to May 2013, Mr. Tringali served as a Director for the Bank of Tucson, a financial institution that offers lending, cash management and other financial services to personal and business clients. Mr. Tringali received a Bachelor of Arts from UCLA and a Doctorate in Jurisprudence from Harvard Law School. The Nominating Stockholder believes that Mr. Tringali’s extensive prior experience which includes consulting and C-level executive work with various businesses and organizations, experience as a lawyer, and broad knowledge of mergers, acquisitions, legal, financial and governance matters affecting public companies provide substantial support for his nomination and service as a director of the Company.

John D. Ziegelman has served as a portfolio manager for Wolverine Asset Management, LLC since January 2013. Prior to joining Wolverine, Mr. Ziegelman was the founder and CEO of Carpe Diem Capital Management, a privately owned hedge fund sponsor, from September 2001 to December 2012. Prior to Carpe Diem, John was the co-founder of Castle Creek Partners, a privately owned hedge fund sponsor, between January 1997 and April 2000, Mr. Ziegelman served as the co-CEO and CIO. Both firms were engaged in private placements and corporate restructurings. Prior to Castle Creek Partners, Mr. Ziegelman worked at Citadel Investment Group, a global financial institution and spent most of his early career as an investment banker, working for both Shearson Lehman Brothers between and Kidder, Peabody & Co. in their real estate and corporate finance/M&A departments. Mr. Ziegelman has served as a Director for RLJ Entertainment (NASDAQ: RLJE) since May 2015. He was the former Chairman of the Board of Sunterra Corporation until its sale in early 2007. Mr. Ziegelman graduated from the University of Michigan in 1986 with a BA in Philosophy and Classical Archaeology and earned an MBA from the University of Chicago in 1993. The Nominating Stockholder believes that Mr. Ziegelman’s extensive knowledge of the capital markets as a result of his investment background, along with his experience in senior executive positions would make him a valuable asset to the Board.

CUSIP NO. 47200B 10 4

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) continuing to engage in communications with management and the Board regarding ways to improve shareholder value, (ii) engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, (iii) making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), liquidation of the Issuer’s portfolio with a distribution of the proceeds to shareholders, or suggestions for improving the Issuer’s financial and/or operational performance, (iv) purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or (v) changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 11,924,443 Shares outstanding, as of November 5, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

A.	WAM

(a)	WAM, as the investment manager of Flagship, may be deemed the beneficial owner of the 605,017 Shares owned by Flagship.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 605,017
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 605,017

(c)
WAM has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	WH

(a)	WH, as the sole member and manager of WAM, and the sole member and manager of WT, may be deemed the beneficial owner of the (i) 605,017 Shares owned by WAM and (ii) 6,528 Shares owned by WT.

Percentage: Approximately 5.1%

CUSIP NO. 47200B 10 4

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 611,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 611,545

(c)
WH has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship and WT during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	WTP

(a)	WTP, as the sole general partner of WH, may be deemed the beneficial owner of the (i) 605,017 Shares owned by WAM and (ii) 6,528 Shares owned by WT.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 611,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 611,545

(c)
WTP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship and WT during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

D.           Mr. Gust

(a)	Mr. Gust, a controlling shareholder of WTP, may be deemed the beneficial owner of the (i) 605,017 Shares owned by WAM and (ii) 6,528 Shares owned by WT.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 611,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 611,545

(c)
Mr. Gust has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship and WT during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

E.           Mr. Bellick

(a)	Mr. Bellick, a controlling shareholder of WTP, may be deemed the beneficial owner of the (i) 605,017 Shares owned by WAM and (ii) 6,528 Shares owned by WT.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 611,545
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 611,545

CUSIP NO. 47200B 10 4

(c)
Mr. Bellick has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by Flagship and WT during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Joung

(a)	As of the close of business on December 14, 2015, Mr. Joung beneficially owned 2,500 Shares.1

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Joung during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

G.           Mr. Muehlhauser

(a)	As of the close of business on December 14, 2015, Mr. Muehlhauser did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Muehlhauser during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

H.           Mr. Nelson

(a)	As of the close of business on December 14, 2015, Mr. Nelson did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

____________________
1 Consists of shares held directly by Archon Capital LLC., an affiliate of Mr. Joung. Mr. Joung may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Joung may be deemed to beneficially own such shares.

CUSIP NO. 47200B 10 4

(c)	Mr. Nelson has not entered into any transactions in the Shares during the past sixty (60) days.

I.           Mr. Rice

(a)	As of the close of business on December 14, 2015, Mr. Rice did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rice has not entered into any transactions in the Shares during the past sixty (60) days.

J.           Mr. Tringali

(a)	As of the close of business on December 14, 2015, Mr. Tringali did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Tringali has not entered into any transactions in the Shares during the past sixty (60) days.

K.           Mr. Ziegelman

(a)	As of the close of business on December 14, 2015, Mr. Ziegelman did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ziegelman has not entered into any transactions in the Shares during the past sixty (60) days.

As of the close of business on December 14, 2015, the Reporting Persons collectively beneficially owned an aggregate of 614,045 Shares, constituting approximately 5.1% of the Shares outstanding.

CUSIP NO. 47200B 10 4

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Flagship entered into certain cash-settled total return swap agreements (the “Swap Arrangements”) with Citibank, NA. with respect to 19,066 notional Shares (the “Referenced Shares”). There is no expiration date or reference price for the Referenced Shares, with the cash-settlement posted daily. The Swap Arrangements provide Flagship with economic results that are comparable to the economic results of ownership of the Referenced Shares, but do not provide either Flagship or any other person with the power to vote or direct the voting of or to direct the purchase, sale or disposition of the Referenced Shares. The Swap Arrangements require cash settlement only and Flagship does not have any right to any kind of physical settlement. In addition, Flagship does not have the power to vote or direct the voting of or to direct the purchase, sale or disposition of shares of Shares, if any, that may be actually owned by Citibank, NA. in connection with the Swap Arrangements.  The Reporting Persons disclaim beneficial ownership of the Referenced Shares.

On December 14, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”). The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

WT purchased in over the counter market American-style call options referencing an aggregate of 4,400 Shares, which have an exercise price of $7.50 per Share and expire on May 20, 2016.

WT sold in over the counter market American-style put options referencing an aggregate of (i) 1,000 Shares, which have an exercise price of $5.00 per Share and expire on May 20, 2016, (ii) 100 Shares, which have an exercise price of $5.00 per Share and expire on December 18, 2015, (iii) 100 Shares, which have an exercise price of $7.50 per Share and expire on February 19, 2016 and (iv) 200 shares, which have an exercise price of $5.00 per Share and expire on February 19, 2016.

Pursuant to letter agreements, WAM has agreed to indemnify each of Messrs. Joung, Nelson, Rice and Tringali, against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

WAM has agreed to compensate has each of Messrs. Joung, Nelson, Rice and Tringali, pursuant to which Wolverine agrees to pay each of Messrs. Joung, Nelson, Rice and Tringali $10,000 in cash as a result of the submission by Wolverine of its nomination of each of Messrs. Joung, Nelson, Rice and Tringali to the Company. A form of the compensation letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

CUSIP NO. 47200B 10 4

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Wolverine Asset Management, LLC, Wolverine Holdings, L.P., Wolverine Trading Partners, Inc., Christopher L. Gust, Robert R. Bellick, Steve Joung, Eric W. Muehlhauser, Olof S. Nelson, Norman J. Rice, III, Donald J. Tringali and John D. Ziegelman dated December 14, 2015.

99.2	Form of Indemnification Letter Agreement.

99.3	Form of Compensation Letter Agreement.

CUSIP NO. 47200B 10 4

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2015

WOLVERINE ASSET MANAGEMENT, LLC

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Chief Investment Officer

WOLVERINE HOLDINGS, L.P.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Managing Director

WOLVERINE TRADING PARTNERS, INC.

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust
	Title:	Authorized signatory

By:	/s/ Christopher L. Gust
	Name:	Christopher L. Gust

By:	/s/ Robert R. Bellick
	Name:	Robert R. Bellick

By:	/s/ John D. Ziegelman
	Name:	John D. Ziegelman

CUSIP NO. 47200B 10 4

By:	/s/ Eric W. Muehlhauser
	Name:	Eric W. Muehlhauser

By:	/s/ Steve Joung
	Name:	Steve Joung

By:	/s/ Olof S. Nelson
	Name:	Olof S. Nelson

By:	/s/ Norman J. Rice, III
	Name:	Norman J. Rice, III

By:	/s/ Donald J. Tringali
	Name:	Donald J. Tringali

CUSIP NO. 47200B 10 4

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

WOLVERING ASSET MANAGEMENT, LLC (THROUGH WOLVERINE FLAGSHIP FUND TRADING LIMITED)

Purchase of Common Stock	600	6.6100	10/12/2015
Purchase of Common Stock	200	6.5100	10/13/2015
Purchase of Common Stock	200	6.5300	10/13/2015
Purchase of Common Stock	200	6.4300	10/13/2015
Purchase of Common Stock	90	6.4200	10/14/2015
Purchase of Common Stock	100	6.4300	10/14/2015
Purchase of Common Stock	93	6.4000	10/14/2015
Purchase of Common Stock	44	6.3900	10/14/2015
Purchase of Common Stock	200	6.3800	10/14/2015
Purchase of Common Stock	300	6.3700	10/14/2015
Purchase of Common Stock	400	6.4100	10/14/2015
Purchase of Common Stock	200	6.3500	10/15/2015
Purchase of Common Stock	200	6.3400	10/15/2015
Purchase of Common Stock	200	6.3100	10/15/2015
Purchase of Common Stock	500	6.3200	10/15/2015
Purchase of Common Stock	1,000	6.3300	10/15/2015
Purchase of Common Stock	400	6.4200	10/16/2015
Purchase of Common Stock	800	6.3900	10/16/2015
Purchase of Common Stock	100	6.3700	10/16/2015
Purchase of Common Stock	100	6.3800	10/16/2015
Purchase of Common Stock	400	6.5100	10/16/2015
Purchase of Common Stock	201	6.4000	10/19/2015
Purchase of Common Stock	640	6.4200	10/19/2015
Purchase of Common Stock	600	6.4200	10/21/2015
Purchase of Common Stock	800	6.3800	10/21/2015
Purchase of Common Stock	140	6.3400	10/21/2015
Purchase of Common Stock	1,000	6.3500	10/21/2015
Purchase of Common Stock	600	6.3600	10/21/2015
Purchase of Common Stock	700	6.3700	10/21/2015
Purchase of Common Stock	1,600	6.3500	10/22/2015
Purchase of Common Stock	200	6.3300	10/22/2015
Purchase of Common Stock	1,000	6.3199	10/23/2015
Purchase of Common Stock	800	6.2600	10/23/2015
Purchase of Common Stock	100	6.3200	10/23/2015
Purchase of Common Stock	700	6.3200	10/26/2015
Purchase of Common Stock	200	6.2899	10/26/2015
Purchase of Common Stock	100	6.2800	10/26/2015

CUSIP NO. 47200B 10 4

Purchase of Common Stock	100	6.3100	10/26/2015
Purchase of Common Stock	500	6.2200	10/27/2015
Purchase of Common Stock	701	6.2000	10/27/2015
Purchase of Common Stock	1,300	6.2100	10/27/2015
Purchase of Common Stock	200	6.1900	10/27/2015
Purchase of Common Stock	680	6.1700	10/27/2015
Purchase of Common Stock	100	6.1800	10/27/2015
Purchase of Common Stock	400	6.1600	10/27/2015
Purchase of Common Stock	1,263	6.0800	10/27/2015
Purchase of Common Stock	445	6.0500	10/27/2015
Purchase of Common Stock	1,929	6.0700	10/27/2015
Purchase of Common Stock	15	6.0700	10/28/2015
Purchase of Common Stock	100	6.1200	10/28/2015
Purchase of Common Stock	100	6.1100	10/28/2015
Purchase of Common Stock	1,000	6.0399	10/28/2015
Purchase of Common Stock	100	6.0100	10/28/2015
Purchase of Common Stock	200	6.1200	10/29/2015
Purchase of Common Stock	100	6.1100	10/29/2015
Purchase of Common Stock	1,241	6.0800	10/29/2015
Purchase of Common Stock	3,240	6.0900	10/29/2015
Purchase of Common Stock	219	6.0600	10/29/2015
Purchase of Common Stock	300	6.0800	10/30/2015
Purchase of Common Stock	600	6.0600	10/30/2015
Purchase of Common Stock	2,338	6.0500	10/30/2015
Purchase of Common Stock	1,511	6.0300	10/30/2015
Purchase of Common Stock	379	6.0200	10/30/2015
Purchase of Common Stock	400	6.0400	10/30/2015
Purchase of Common Stock	200	6.0200	11/02/2015
Purchase of Common Stock	200	6.0300	11/02/2015
Purchase of Common Stock	800	6.0500	11/02/2015
Purchase of Common Stock	100	6.0600	11/02/2015
Purchase of Common Stock	100	6.0700	11/02/2015
Purchase of Common Stock	400	6.1000	11/03/2015
Purchase of Common Stock	100	6.0800	11/03/2015
Purchase of Common Stock	100	6.1900	11/03/2015
Purchase of Common Stock	500	6.3000	11/04/2015
Purchase of Common Stock	200	6.2400	11/05/2015
Purchase of Common Stock	2,000	6.2200	11/05/2015
Purchase of Common Stock	1,701	6.2000	11/05/2015
Purchase of Common Stock	691	6.1900	11/05/2015
Purchase of Common Stock	500	6.1500	11/05/2015
Purchase of Common Stock	200	6.1300	11/05/2015
Purchase of Common Stock	400	6.1400	11/05/2015
Purchase of Common Stock	400	6.1699	11/05/2015
Purchase of Common Stock	600	6.1799	11/05/2015
Purchase of Common Stock	400	6.2100	11/05/2015
Purchase of Common Stock	416	6.1500	11/06/2015
Purchase of Common Stock	10	6.1300	11/06/2015
Purchase of Common Stock	900	6.1700	11/06/2015
Purchase of Common Stock	510	6.1600	11/06/2015

CUSIP NO. 47200B 10 4

Purchase of Common Stock	1,200	6.2000	11/06/2015
Purchase of Common Stock	1,739	6.1900	11/06/2015
Purchase of Common Stock	1,235	6.1800	11/06/2015
Purchase of Common Stock	110	6.2400	11/09/2015
Purchase of Common Stock	225	6.2200	11/09/2015
Purchase of Common Stock	5	6.2000	11/09/2015
Purchase of Common Stock	35	6.2500	11/09/2015
Purchase of Common Stock	800	6.3400	11/10/2015
Purchase of Common Stock	800	6.3600	11/10/2015
Purchase of Common Stock	505	6.3000	11/10/2015
Purchase of Common Stock	318	6.2900	11/10/2015
Purchase of Common Stock	499	6.2800	11/10/2015
Purchase of Common Stock	1,300	6.2500	11/10/2015
Purchase of Common Stock	703	6.2700	11/10/2015
Purchase of Common Stock	200	6.2600	11/10/2015
Purchase of Common Stock	696	6.3100	11/10/2015
Purchase of Common Stock	1,000	6.3199	11/10/2015
Purchase of Common Stock	1,400	6.3099	11/10/2015
Purchase of Common Stock	1,301	6.2900	11/11/2015
Purchase of Common Stock	600	6.2700	11/11/2015
Purchase of Common Stock	900	6.2500	11/11/2015
Purchase of Common Stock	1,200	6.1600	11/12/2015
Purchase of Common Stock	600	6.0900	11/12/2015
Purchase of Common Stock	1,200	6.1000	11/12/2015
Purchase of Common Stock	200	6.0600	11/12/2015
Purchase of Common Stock	200	6.0800	11/12/2015
Purchase of Common Stock	900	6.0899	11/12/2015
Purchase of Common Stock	100	6.0400	11/12/2015
Purchase of Common Stock	175	6.0200	11/12/2015
Purchase of Common Stock	700	6.0500	11/12/2015
Purchase of Common Stock	200	6.0300	11/12/2015
Purchase of Common Stock	2,538	6.0300	11/13/2015
Purchase of Common Stock	509	6.0500	11/13/2015
Purchase of Common Stock	400	6.0400	11/13/2015
Purchase of Common Stock	400	6.0200	11/13/2015
Purchase of Common Stock	2,910	6.0100	11/13/2015
Purchase of Common Stock	700	6.0000	11/13/2015
Purchase of Common Stock	1,350	5.9900	11/16/2015
Purchase of Common Stock	355	5.9600	11/16/2015
Purchase of Common Stock	105	5.9700	11/16/2015
Purchase of Common Stock	500	5.9800	11/16/2015
Purchase of Common Stock	1,200	6.0000	11/16/2015
Purchase of Common Stock	901	6.0100	11/16/2015
Purchase of Common Stock	3,200	6.0100	11/17/2015
Purchase of Common Stock	200	5.9900	11/17/2015
Purchase of Common Stock	900	6.0200	11/17/2015
Purchase of Common Stock	1,600	5.9800	11/17/2015
Purchase of Common Stock	205	5.9600	11/17/2015
Purchase of Common Stock	877	5.9700	11/17/2015
Purchase of Common Stock	200	5.9800	11/18/2015

CUSIP NO. 47200B 10 4

Purchase of Common Stock	563	6.0000	11/18/2015
Purchase of Common Stock	100	5.9400	11/18/2015
Purchase of Common Stock	1,300	5.9900	11/18/2015
Purchase of Common Stock	1,600	5.9700	11/18/2015
Purchase of Common Stock	1,200	5.9600	11/18/2015
Purchase of Common Stock	2	5.9700	11/19/2015
Purchase of Common Stock	709	5.9800	11/19/2015
Purchase of Common Stock	199	5.9900	11/19/2015
Purchase of Common Stock	1,200	5.9600	11/19/2015
Purchase of Common Stock	2,088	6.1300	11/20/2015
Purchase of Common Stock	100	6.1200	11/20/2015
Purchase of Common Stock	4	6.1800	11/24/2015
Purchase of Common Stock	200	6.5400	11/30/2015
Purchase of Common Stock	900	6.5300	11/30/2015
Purchase of Common Stock	303	6.5200	11/30/2015
Purchase of Common Stock	550	6.5000	11/30/2015
Purchase of Common Stock	331	6.4800	11/30/2015
Purchase of Common Stock	800	6.4900	11/30/2015
Purchase of Common Stock	560	6.4700	11/30/2015
Purchase of Common Stock	856	6.4400	11/30/2015
Purchase of Common Stock	500	6.4600	11/30/2015
Purchase of Common Stock	135	6.3300	12/01/2015
Purchase of Common Stock	500	6.3600	12/02/2015
Purchase of Common Stock	100	6.3000	12/02/2015
Purchase of Common Stock	100	6.2600	12/02/2015
Purchase of Common Stock	400	6.2500	12/02/2015
Purchase of Common Stock	920	6.2400	12/02/2015
Purchase of Common Stock	100	6.2300	12/02/2015
Purchase of Common Stock	400	6.1700	12/03/2015
Purchase of Common Stock	5	6.1800	12/03/2015
Purchase of Common Stock	126	6.2000	12/03/2015
Purchase of Common Stock	500	6.2400	12/04/2015
Purchase of Common Stock	300	6.2200	12/04/2015
Purchase of Common Stock	2,296	6.1500	12/04/2015
Purchase of Common Stock	100	6.0500	12/04/2015
Purchase of Common Stock	843	6.1300	12/04/2015
Purchase of Common Stock	134	6.1799	12/04/2015
Purchase of Common Stock	53	6.1699	12/04/2015
Purchase of Common Stock	743	6.1700	12/04/2015
Purchase of Common Stock	212	6.1499	12/04/2015
Purchase of Common Stock	91	6.1399	12/04/2015
Purchase of Common Stock	77	6.1400	12/04/2015
Purchase of Common Stock	248	6.1200	12/04/2015
Purchase of Common Stock	114	6.1150	12/04/2015
Purchase of Common Stock	122	6.1599	12/04/2015
Purchase of Common Stock	530	6.1600	12/04/2015
Purchase of Common Stock	42	6.2000	12/04/2015
Purchase of Common Stock	787	6.2100	12/07/2015
Purchase of Common Stock	285	6.2099	12/07/2015
Purchase of Common Stock	168	6.2000	12/07/2015

CUSIP NO. 47200B 10 4

Purchase of Common Stock	1,028	6.2299	12/07/2015
Purchase of Common Stock	362	6.2300	12/07/2015
Purchase of Common Stock	584	6.2200	12/07/2015
Purchase of Common Stock	600	6.1900	12/07/2015
Purchase of Common Stock	800	6.0700	12/08/2015
Purchase of Common Stock	1,100	6.0500	12/08/2015
Purchase of Common Stock	905	6.0900	12/08/2015
Purchase of Common Stock	700	5.9800	12/09/2015
Purchase of Common Stock	200	5.9500	12/09/2015

WOLVERINE HOLDINGS, L.P. (THROUGH WOLVERINE TRADING, LLC)

Sale of Common Stock	(4)	6.3800	10/15/2015
Purchase of Common Stock	33	6.4336	10/15/2015
Purchase of Common Stock	45	6.4504	10/16/2015
Sale of Common Stock	(116)	6.4699	10/19/2015
Purchase of Common Stock	18	6.4594	10/19/2015
Sale of Common Stock	(352)	6.4757	10/19/2015
Purchase of a November 20, 2015 Put Option with a $5.00 Strike Price	10	0.0600	10/19/2015
Sale of a November 20, 2015 Put Option with a $7.50 Strike Price	(10)	1.0500	10/19/2015
Sale of a May 20, 2016 Put Option with a $5.00 Strike Price	(10)	0.2800	10/19/2015
Purchase of a May 20, 2016 Put Option with a $7.50 Strike Price	10	1.6200	10/19/2015
Purchase of Common Stock	11	6.5318	10/20/2015
Sale of Common Stock	(256)	6.5000	10/20/2015
Purchase of a February 19, 2016 Call Option with a $7.50 Strike Price	28	0.1000	10/20/2015
Purchase of Common Stock	47	6.4951	10/21/2015
Purchase of Common Stock	45	6.4989	10/22/2015
Purchase of Common Stock	5	6.4180	10/23/2015
Sale of Common Stock	(178)	6.3201	10/26/2015
Purchase of Common Stock	22	6.3408	10/26/2015
Purchase of Common Stock	1	6.3700	10/26/2015
Sale of a May 20, 2016 Call Option with a $7.50 Strike Price	(5)	0.4000	10/26/2015
Purchase of Common Stock	11	6.1336	10/27/2015
Purchase of Common Stock	2,525	6.1963	10/27/2015
Purchase of a November 20, 2015 Put Option with a $7.50 Strike Price	30	1.4000	10/27/2015

CUSIP NO. 47200B 10 4

Sale of Common Stock	(69)	6.0878	10/28/2015
Purchase of Common Stock	21	6.1743	10/28/2015
Sale of Common Stock	(42)	6.0977	10/29/2015
Purchase of Common Stock	7	6.0600	10/29/2015
Purchase of Common Stock	86	6.1200	10/29/2015
Sale of a December 18, 2015Put Option with a $5.00 Strike Price	(1)	0.2500	10/29/2015
Purchase of a December 18, 2015 Put Option with a $7.50 Strike Price	1	1.7000	10/29/2015
Sale of Common Stock	(77)	6.0399	10/30/2015
Purchase of Common Stock	1	6.0600	10/30/2015
Sale of Common Stock	(92)	6.0500	10/30/2015
Sale of a February 19, 2016 Put Option with a $7.50 Strike Price	(1)	3.0700	10/30/2015
Sale of Common Stock	(443)	6.1317	11/02/2015
Purchase of Common Stock	25	6.0700	11/02/2015
Purchase of Common Stock	5	6.2500	11/02/2015
Sale of a November 20, 2015 Call Option with a $7.50 Strike Price	(5)	0.0300	11/02/2015
Sale of Common Stock	(4)	6.2000	11/03/2015
Sale of Common Stock	(57)	6.2967	11/04/2015
Sale of Common Stock	(71)	6.2442	11/05/2015
Purchase of Common Stock	62	6.2000	11/05/2015
Sale of a February 19, 2016 Call Option with a $7.50 Strike Price	(32)	0.1000	11/05/2015
Sale of Common Stock	(424)	6.1783	11/06/2015
Sale of Common Stock	(331)	6.2424	11/09/2015
Sale of Common Stock	(57)	6.3220	11/10/2015
Sale of Common Stock	(18)	6.2812	11/11/2015
Sale of Common Stock	(13)	6.0515	11/12/2015
Purchase of Common Stock	1	6.0600	11/12/2015
Sale of Common Stock	(57)	6.0237	11/13/2015
Sale of Common Stock	(18)	6.0183	11/16/2015
Sale of Common Stock	(121)	5.9839	11/17/2015
Sale of Common Stock	(48)	5.9881	11/18/2015
Sale of Common Stock	(165)	6.0373	11/19/2015
Sale of Common Stock	(77)	6.1621	11/20/2015
Purchase of Common Stock	22	6.1700	11/20/2015
Sale of Common Stock	(5)	6.3440	11/23/2015
Sale of Common Stock	(50)	6.2644	11/24/2015
Sale of Common Stock	(51)	6.4218	11/25/2015
Sale of Common Stock	(9)	6.4989	11/27/2015
Sale of Common Stock	(10)	6.4830	11/30/2015
Sale of Common Stock	(1,003)	6.4417	11/30/2015

CUSIP NO. 47200B 10 4

Purchase of a May 20, 2016 Call Option with a $7.50 Strike Price	49	0.1000	11/30/2015
Sale of Common Stock	(419)	6.4005	12/01/2015
Sale of Common Stock	(39)	6.2906	12/02/2015
Sale of Common Stock	(122)	6.2734	12/03/2015
Sale of Common Stock	(147)	6.1772	12/04/2015

STEVE JOUNG (THROUGH ARCHON CAPITAL LLC)

Purchase of Common Stock	2,500	6.1400	12/08/2015

ERIC W. MUEHLHAUSER

Purchase of Common Stock*	29.943	6.4101	10/27/2015
Sale of Common Stock	-700	6.2600	11/03/2015
Sale of Common Stock	-70	6.2800	11/03/2015
Sale of Common Stock	-700	6.2400	11/03/2015
Sale of Common Stock	-1500	6.2400	11/03/2015
Sale of Common Stock	-92	6.2800	11/04/2015
Sale of Common Stock	-600	6.2800	11/04/2015
Sale of Common Stock**	-0.622	6.2862	11/09/2015

____________________
* Represents shares acquired pursuant to the reinvestment of dividends.
** Represents shares sold pursuant to a reconciliation of fractional shares.